December 14, 2006

Luke Lalonde, President
SuperDirectories, Inc.
5337 Route 374
Merrill, New York 12955

> **RE:** **SuperDirectories, Inc.**
> **Amendment No. 3 to the Registration Statement on**
> **Form 10-SB**
> **Filed November 1, 2006**
> **File No. 0-51533**

Dear Mr. Lalonde:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I.
General

1. We reissue prior comment three from our letter dated July 27, 2006. The marked copy of the amendment should be in addition to the unmarked or clean copy and both should be filed on Edgar.

2. We note that you filed as an exhibit the information we requested supplementally in prior comment two from our letter dated July 27, 2006. Please explain the relevance of the market information for Yahoo and Google when you are not a

"search engine" and you say these are the market leaders. Also, explain the relevance of the revenues of companies such as Amazon and Ebay.

Item 1. Description of Business, page 1

3. Further expand your description of business activities from start-up until now to explain why it has taken approximately seven (7) years to develop to this level and clarify any other business activities that occurred during this time period from inception to the present. See prior comment five from our letter dated July 27, 2006.

Our Business, page 2

4. We reissue prior comment eight from our letter dated July 27, 2006. Please discuss the added expenses associated with the human editing process and the potential limitations on the information – slower updating of information in the directories, out-of-date information or links, a higher level of specificity required in the search term, etc.

5. Please explain the reference to "disciplined completeness" in the third paragraph and "disciplined directory" in the fourth paragraph.

6. With respect to the database's "human edited offerings", how is it determined what to include or what not to include?

7. Clarify how often the database information is reviewed for updating the information.

8. We note that the examples cited in the discussion of your database tend to focus on businesses offering services. Clarify whether your database is focused upon such businesses.

9. Explain the "options on queries type tools."

10. Explain the statement that your database is now growing at a rate of 1,500 categories per day when you state that you add searchable categories and links to relevant websites increasing those totals approximately every two hours. Also, reconcile with the disclosure on page 14.

11. We note the reference to "a listing fee and pay per chick charges every time a site is accessed by a user." Clarify whether you currently charge a listing fee and receive pay per click charges. If not, please explain how and when you plan to implement this plan and discuss the impact this could have upon your database and the available listings in the database. It is likely that the database would be significantly reduced if the listed sites were charged a listing fee and a fee per click. Also, discuss the impact this would have upon the people accessing your database.

12. Please briefly outline the material provisions of the Associate and Affiliate Agreements and file a copy of each as an exhibit to the registration statement as required by Item 601(b) of Regulation S-B. Please insure that the Exhibit Index reflects those filings. If you have not entered into any agreements and do not have any standard form agreements, please disclose the anticipated terms of these agreements.

13. We reissue prior comment 20 from our letter dated July 27, 2006. Disclose in this section whether any of the proprietary products are owned by the company. Explain the proprietary and licenses software products used by your consultants.

14. We reissue prior comment 23 from our letter dated July 27, 2006. We note that the website was transferred to the company in 2000. Please disclose in greater detail the improvements that have been made since this purchase. Disclose the features of the website when transferred in 2000.

15. We reissue prior comment 24 from our letter dated July 27, 2006. We note that the website was acquired from your president. Please add disclosure in this section of the acquisition, as this would fall within Item 101(a) of Regulation S-B. Please file the agreement as an exhibit and disclose the material terms. We may have further comment.

16. We reissue prior comment 26 from our letter dated July 27, 2006. Please revise the disclosure in this section and in the plan of operations section to discuss how the referral business will be operated, the time frame for entering this business, the anticipated fees to be charged, and any other material information regarding this proposed program. We again note the website referred to your plans to "specialize" in these bookings with airlines, cruises, fishing charters, golf packages, hotel rooms and ski packages. Fully discuss.

17. Please add your supplemental response to prior comment 28 from your letter dated October 31, 2006 to the registration statement.

Competitive Situation, page 4

18. Please explain "…[W]e focus on including only authoritative and up-to-date context in our directory…" Who determines this and what criteria is used to make the decision?

19. We note your reference to "the time and cost constraints of this [human edited] method." Please add a risk factor discussing the time and cost constraints.

Marketing Activities, page 5

20. As previously requested in prior comment 30 from our letter dated July 27, 2006, please explain whether you intend to make it clear to the individuals utilizing the search feature that the search results are advertisements and that all of the businesses featured in your database are paid advertisers. Discuss the impact this may have upon the ability to attract users to your database.

21. As requested in prior comment 31 from our letter dated July 27, 2006, please discuss the impact of removing listing websites that are not part of a Pay-per-Click agreement, upon the database/directory. Discuss the impact this will also have on the usefulness of your search feature.

Employees, page 6

22. We reissue prior comment 34 from our letter dated July 27, 2006. Disclose the number of independent consultants/editors you currently use "on a contract basis." Please file a copy of the contract as an exhibit to the registration statement as required. Disclose any relationship between these consultants and the company, its officer and any affiliates of the officer. We may have further comment.

Risk Factors, page 7

23. Please expand risk factor 13 to include the potential risk or harm to the company as a result of those issuances.

24. We note the statement, "[F]inally, these shares may be subject to the statute of limitations." Explain this statement and provide the basis. Clarify the number of shares total that were the subject of the rescission and state when these shares were issued. We may have further comment.

25. Please discuss in greater detail the reason for the rescission. Discuss the potential liability that the company would face if all of the investors were to request rescission rights.

26. Revise the discussion of Mr. Wright's option shares to clearly disclose the terms of the written agreement with Mr. Wright and clarify how those activities would appear to fall within the prohibited activities. In addition, clarify that the fact that the agreement indicated that Mr. Wright would not provide any services that would render him ineligible to receive stock pursuant to a Form S-8 does not mean that such activities did not fall within the prohibited activities or remove the statement.

27. In the third paragraph, we note the statement, "[S]everal steps have to be taken and no such steps have been taken." Please clarify the steps you are referring to.

28. Explain the basis for your statement that even without the registration pursuant to Form S-8 the shares were validly issued and transferred. Explain this "donation" of 1,485,000 shares.   Explain your reference to "replacement shares issued pursuant to another registration or exemption transaction." We may have further comment.

29. The risk factor 13 should focus upon the risks to the company and should clearly state the risks. Please revise accordingly.

Item 2. Plan of Operation, page 12

30. As requested in prior comment 37 from our letter dated July 27, 2006, please provide a detailed discussion of your plan of operations.   See Item 303(a) of Regulation S-B. In this regard, provide the specific steps you plan to take in furtherance of your plan of operations, the time frame for commencing and completing each step, the estimated expenses associated with each step, and the anticipated source(s) of funding.

31. Please state the basis for your belief that you can raise $1,000,000 of additional capital in the next 12 months, considering the fact that you have no placement plan or offering strategy at this time.

32. Discuss how long you can currently satisfy your cash requirements based solely upon the current cash available to the company.

33. We reissue prior comment 39 from our letter dated July 27, 2006. It does not appear that management has a basis for the statement that it "is confident that the present level of interest will continue and approximately $1,000,000 additional capital will be raised in the next 12 months" and that **"**management believes it can obtain significant new capital on short notice." Please remove such disclosure.

34. Please clarify how "management can delay expenditures..." Please provide specificity as to what expenditures you are referring to and the time frame you are anticipating when stating "until capital is raised", as noted in the paragraph following the table on page 13.

Pay Per Click, page 13

35. Please update the discussion to disclose whether or not your Pay Per Click fees program has commenced as anticipated. Disclose the date of commencement and the effectiveness of that program to date in terms of clicks per month and the dollar amount raised.

36. Additionally, please update to disclose the status of your attempt to convert all present free-banner sites to paid sites. Disclose the total number converted to date and the dollar amount of fees received.

37. Briefly clarify what constitutes the Associates program and the Affiliates program.

38. Update the disclosure on page 14 to indicate whether or not you have started your campaign for those listings, as anticipated "…as soon as possible after September, 2006."

39. Provide the basis for the statement that you expect to increase your conversion to payment to approximately 50% at the $.25 rate or remove.

40. Please clarify the statement in the second paragraph on page 14 that "[W]e have a most complete listing of such sites."

Luke Lalonde
SuperDirectories, Inc.
December 14, 2006
Page 7

41. Further, please update to disclose whether you have entered into any agreements with hotel chains, tour operators, cruise lines, etc. Please disclose the material terms of any such agreements and file the executed agreement as an exhibit to the registration statement.

42. We note in the last paragraph on page 14, "[W]e intend to introduce a fixed "price per click"…" Please provide the status of this concept with respect to the company's modifications and testing to prove the concept.

43. In the penultimate paragraph, please explain "[W]e publish our data in a proprietary and unique set of categories in specific taxonomy."

Item 3. Description of Property, page 16

44. As previously requested in comment 48 from our letter dated July 27, 2006, please disclose how the rent payment is determined, since it appears that it is not a fixed amount.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 16

45. We reissue prior comment 49 from our letter dated July 27, 2006. Update the information as of the most recent practicable date.

46. We reissue prior comment 50 from our letter dated July 27, 2006. Provide the disclosure required by Item 403(c) of Regulation S-B relating to changes in control.

Directors, Executive Officers, Promoters, and Control Persons, page 17

47. We reissue prior comment 51 from our letter dated July 27, 2006. Please revise this section to disclose Mr. Lalonde's business activities relating to AquaNature USA and discuss the business of AquaNature USA.

48. Disclose the amount of time Mr. Lalonde devotes to your business, in addition to the percent.

49. Provide the disclosure required by Item 401 of Regulation S-B for Mr. Benware.

Item 7. Certain Relationships and Related Transactions, page 20

50. We reissue prior comment 54 from our letter dated July 27, 2006. Please disclose in this section the rent paid for the past two fiscal years and the interim period to AquaNature USA.

51. Fully discuss Mr. Wright's relationship and role with respect to the company. Discuss the services that he provided, for which he received the cash of $90,000 and options to purchase 7,605,000 shares and state the exercise price of the options. We note that Mr. Wright made a gift to 22 members of his family and 2 acquaintances. Clearly name these individuals. Explain the reason for the gifting of these shares. We may have further comment.

52. We note that Mr. Frank Wright has been engaged again as a consultant to the company. Since it appears that he will be doing work for the company on a continuing basis, please discuss the services to be provided and the material terms of this arrangement since you do not appear to have a recent agreement.

53. We reissue prior comment 56 from our letter dated July 27, 2006. We note the complimentary advertising on the SuperDirectories, Inc. website by company shareholders, please identify the shareholders, disclose the dollar value attributed to these transactions, and briefly provide the reason for this free service. Discuss the nature of these transactions. For example, were these free services provided in connection with a sale of securities or were these services offered to existing stockholders. This transaction should be clearly disclosed in this section.

54. The compensation paid to Mr. Lalonde's daughter, and a discussion of the work done and compensation received should be included in this section.

Part II.

Item 1. Market Price…

55. Please update the information pertaining to the number of outstanding shares of company stock and the number of shareholders, as of a more recent date.

Item 4. Recent Sales of Unregistered Securities

56. We reissue prior comments 62 and 63. Please explain the exemption relied upon and the facts supporting your reliance upon the exemption. Clarify the transactions that were subject to the rescission offer. Discuss how the rescission offer was meant to correct the insufficient documentation and explain how the rescission offer was conducted. In addition, given the lack of sufficient documentation with the initial offerings pursuant to Regulation S, explain the

Luke Lalonde
SuperDirectories, Inc.
December 14, 2006
Page 9

impact this had upon the availability of Regulation S on the rescission offer. We may have further comment.

Forms 10-QSB for quarterly periods ended 12/31/05, 03/31/06 and 6/30/06

57. We reissue prior comments 66, 67, and 68 in our letter dated July 27, 2006. Please amend your quarterly reports to reflect the responses to these comments.

58. Revise the Forms 10-QSB to comply with the comments issued above on the Form 10-SB, as applicable.

Closing Comments

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Any questions regarding disclosure issues may be directed to Janice McGuirk at (202) 551-3395. Questions related to accounting issues may be directed to Blaise Rhodes at (202) 551-3774.

Sincerely,

John Reynolds
Assistant Director

cc: Charles B. Jarrett, Esq.
     via fax (412) 803-3678

Luke Lalonde
SuperDirectories, Inc.
December 14, 2006
Page 10